================================================================================

                                    FORM 6-K
                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER
                   PURSUANT TO RULE 13a - 16 OR 15d - 16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of March 31, 2004

                       Commission File Number: 333-49871

                                  TRANSTEL S.A.
                 (Translation of Registrant's name into English)

                               Calle 15 No. 32-591
                                 Cali, Colombia
                    (Address of principal executive offices)

                                   ----------

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F X    Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):____

Indicate by check mark if the registrant is submitting the form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ___ No X

================================================================================

                         TRANSTEL S.A. AND SUBSIDIARIES
   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
                                   OPERATIONS
                                     GENERAL
    (Pesos as of March 31, 2004 and U.S. Dollars, unless otherwise specified)

        Transtel S.A. ("Transtel" or the "Company") is the largest private telephone company in Colombia, providing telephone service to both business and residential subscribers. Through its seven operating subsidiaries, the Company currently owns and operates seven telephone systems with their complete infrastructure, serving ten cities, with an aggregate population of 3.4 million, located in the southwestern region of Colombia. As of March 31, 2004, the Company's systems provided telephone service to approximately 214,962 subscribers and had an average penetration of 24.33 lines per 100 people. Additionally Transtel had, as of March 31, 2004, 28,051 Internet subscribers and 10,988 pay television subscribers. The Company also provides special services, including call waiting, conference calling and voice mail, to subscribers as a means of increasing usage revenues.

        Transtel's seven telephone systems are operated by the following subsidiaries: Bugatel S.A. E.S.P. ("Bugatel"), Caucatel S.A. E.S.P. ("Caucatel"), Telefonos de Cartago S.A. E.S.P. ("Telecartago"), Empresa de Telefonos de Jamundi S.A. E.S.P. ("Telejamundi"), Empresa de Telecomunicaciones de Girardot S.A. E.S.P. ("Telegirardot"), Empresa de Telefonos de Palmira S.A. E.S.P. ("Telepalmira") and Unitel S.A. E.S.P. ("Unitel", and together with the foregoing subsidiaries, the "Operating Companies"). Morris Lease Asset I, Ltd. ("MLA"), a subsidiary formed in connection with Transtel's restructuring described below, holds certain telecommunications equipment used by the Operating Companies. Through two other subsidiaries, Subscripciones Audiovisuales E.U. ("Subscripciones") and Cablevision E.U (together with Subscripciones, "Cablevision" and together with the Operating Companies, the "Subsidiaries"), Transtel holds the exclusive license to provide pay television service in Cali and the surrounding area.

        The Company generates revenues by providing telephone services to its commercial and residential subscribers. The Company's sources of revenue consist of: (i) basic fixed charges, (ii) local usage charges, (iii) access charges for national and international long distance calls and cellular incoming or outgoing calls, and servicing fees received from long-distance and cellular providers,
(iv) charges for Internet services, (v) charges for other value-added services,
(vi) charges for the sale of equipment to subscribers, and (vii) pay television services.

        Growth of regulated utility service providers tend to track the demographic growth patterns in a provider's service territory. The Company anticipates that the growth of its systems will follow this pattern with two notable exceptions. In Cali, the Company's Unitel subsidiary competes with Empresas Municipales de Cali ("Emcali"), the incumbent municipal service provider. In this competitive region, the Company expects strong growth as subscribers, notably commercial customers, will be drawn to the quality and breadth (telephone, internet and pay television) of the Company's offerings. The Company further believes that its broadband and high-speed transmission services will continue to be a strong attraction in the region and will allow the Company to better penetrate the non-residential sector.

                   THREE MONTHS ENDED MARCH 31, 2004 AND 2003

        The following is a discussion of the Company's consolidated financial position as of March 31, 2004 and 2003 and consolidated results of operations for the three months ended March 31, 2004 and 2003. The discussion should be read in conjunction with the Unaudited Consolidated Interim Financial Statements of the Company as of and for the three months ended March 31, 2004 and 2003, and the notes thereto included elsewhere herein. The Unaudited Consolidated Interim Financial Statements have been prepared in accordance with Colombian GAAP, which differs in certain significant respects from U.S. GAAP. Note 5 to the Company's Unaudited Consolidated Interim Financial Statements provides a reconciliation to U.S. GAAP of the Company's net income (loss) and shareholders' equity as of and for the three months ended March 31, 2004 and 2003. Unless otherwise indicated, the financial information has been presented in constant Colombian pesos ("Pesos" or "Ps") as of March 31, 2004. U.S. dollar ("Dollar" or "$") amounts are translated from Pesos amounts at the Representative Market Rate on March 31, 2004, which was Ps 2,678.16 to one Dollar. (On March 31, 2003, the ratio was Ps 2,958,25 to one Dollar). No representation is made that the Peso or Dollar amounts shown herein could have been or could be converted into Dollars or Pesos, as the case may be, at any particular rate or at all.

SUBSCRIBER GROWTH

        The following table provides information regarding the Operating
Companies:

                             TELEPALMIRA  TELECARTAGO  CAUCATEL  TELEJAMUNDI  UNITEL  BUGATEL  TELEGIRARDOT    UNITEL      TOTAL
                             -----------  -----------  --------  -----------  ------  -------  ------------  ----------  ---------
Municipality served              Palmira      Cartago   Popayan      Jamundi   Yumbo     Buga    Girardot(1)       Cali        N/A

Population                       296,602      133,366   236,090       64,149  70,453  140,211     167,590     2,342,141  3,450,602

Beginning date of Company's
 operations                       Sep-95       Apr-97    May-97       Jun-97  Jun-97   Jul-97      Dec-97        Jan-98        N/A

Number of subscribers at                                                         New
 commencement date                15,600       13,800    10,800   New System  System   10,700      23,500    New System     74,400

Total subscribers as of
 March 31, 2004                   65,532       19,707    17,373        9,490   7,584   18,064      35,768        41,444    214,962

Estimated competitor's
 subscribers as of
 March 31, 2004                        -        8,419    36,336        8,026   7,471    9,875           -       554,518    624,645

Penetration (2)                    22.09        21.09     22.75        27.31   21.37    19.93       21.34         25.45      24.33

(1) Includes the neighboring cities of Flandes and Ricaurte.
(2) Penetration represents the number of installed lines per 100 people, including the competitor's customers.

PAY-TV AND INTERNET SUBSCRIBERS

                             TELEPALMIRA  TELECARTAGO  CAUCATEL  TELEJAMUNDI  UNITEL  BUGATEL  TELEGIRARDOT     UNITEL     TOTAL
                             -----------  -----------  --------  -----------  ------  -------  ------------   ---------  ---------
Municipality served              Palmira      Cartago   Popayan      Jamundi   Yumbo     Buga    Girardot(1)       Cali        N/A

Population                       296,602      133,366   236,090       64,149  70,453  140,211     167,590     2,342,141  3,450,602

Internet subscribers numbers
 as of March 31, 2004              3,534        1,351     1,281          160       -    1,344       1,395        18,986     28,051

Pay - TV Subscribers Number
 of Homes Passed                     N/A          N/A       N/A          N/A     N/A      N/A         N/A        45,247     45,247

Number of subscribers as of
 March 31, 2004                      N/A          N/A       N/A          N/A     N/A      N/A         N/A        10,988     10,988

RESULTS OF OPERATIONS

        The composition of the Company's revenues for each of the three months ended March 31, 2003 and 2004 discussed herein is as follows:

                                                        THREE MONTH ENDED MARCH 31,
                                       ------------------------------------------------------------
                                            2003              %             2004             %
                                       --------------    ----------    --------------    ----------
                                            (In thousands of constant Pesos of March 31, 2004
                                                  purchasing power, except percents data)
        Connection fees ............   Ps     151,507             0%   Ps     233,655             1%
        Local usage charges ........       12,624,903            36%       13,449,834            38%
        Basic charges ..............        9,357,021            27%       10,241,158            29%
        Long distance charges ......        5,837,738            17%        5,603,449            16%
        Internet charges ...........        1,405,696             4%        1,293,405             4%
        Other operating income .....        4,524,604            13%        3,363,607            10%
                                       --------------    ----------    --------------    ----------
        Total Telephone ............       33,901,469            96%       34,185,108            97%
        Pay television services ....        1,247,099             4%        1,041,100             3%
                                       --------------    ----------    --------------    ----------
        Total ......................   Ps  35,148,568           100%   Ps  35,226,208           100%
                                       ==============    ==========    ==============    ==========

The following table expresses certain financial data from the Company's statement of income as a percentage of total revenues:

                                                                       THREE MONTHS ENDED MARCH 31,
                                                                       ----------------------------
                                                                           2003            2004
                                                                       ------------    ------------
        Revenues ...................................................         100.00%         100.00%
                                                                       ============    ============
        Costs and expenses:
           Operating costs .........................................          33.04           29.05
           Administrative and selling expenses .....................          34.09           45.46
                                                                       ------------    ------------
              Total ................................................          67.13           74.51
                                                                       ------------    ------------
        Operating income ...........................................          32.87           25.49
        Non-operating expenses .....................................        (122.28)         (28.54)
        Net monetary correction ....................................          71.23           73.63
                                                                       ------------    ------------
        Gain (Loss) before income taxes and minority interest ......         (18.18)          70.58
        Income tax expense .........................................          (5.49)         (16.88)
                                                                       ------------    ------------
        Gain (Loss) before minority interest .......................         (23.67)          53.70
        Minority interest ..........................................           2.10           (6.58)
                                                                       ------------    ------------
        Net income (loss) ..........................................         (21.57)          47.12
                                                                       ============    ============

        EBITDA .....................................................          63.90%          72.70%

        The calculation is of EBITDA is described below.

        The following is a discussion of the consolidated results of operations of the Company for the three months ended March 31, 2004 and the three months ended March 31, 2003:

        Revenues. Total revenues for the three months ended March 31, 2004 increased by Ps 78 millions ($0.29 million), or 0.2%, from Ps 35,148 million ($13.1 million) to Ps 35,226 million ($13.2 million) for the three months ended March 31, 2003 and 2004, respectively. The net increase in revenues was mainly due to an increase in local usage charges and basic charges and growth in the number of Internet subscribers.

        Local usage charge increased by Ps 825 million ($0.3 million), or 6.5%, from Ps 12,625 million ($4.7 million) to Ps 13,450 million ($5.0 million) for the three months ended March 31, 2003 and 2004, respectively. This effect is primarily due to the initial implementation of an 18.6% tariff increase, which became effective in January 2004. While the Company is given discretion over implementation, tariffs are generally raised 1/12th of the allowed increase each month.

        Basic charges increased by Ps 884 million ($0.3 million), or 9.4%, from Ps 9,357 million ($3.5 million) to Ps 10,241 million ($3.8 million) for the three months ended March 31, 2003 and 2002, respectively. This increase is primarily due to the initial implementation of a 17.9% tariff increase effective January 2004. While the Company is given discretion over implementation, tariffs are generally raised 1/12th of the allowed increase each month.

        Long distance and mobile charges decreased by Ps 235 million ($0.87 million), or 4.0%, from Ps 5,838 million ($ 2.2 million) to Ps 5,603 million ($2.1 million) for the three months ended March 31, 2003 and 2004, respectively. This decrease is the consequence of a reduction in the Company's fixed line traffic and resulting loss of access charges due to a shift from national long distance usage and fixed-to-mobile usage to mobile-to-mobile usage. This shift is due to recent aggressive reductions in mobile phone tariffs by several new entrants in the cellular market seeking to gain market share. The Company believes that its fixed line tariffs are competitive compared to mobile tariffs and the Company expects that traffic will return once this period of transition is completed.

        Other revenues, including connection fees, Internet access, other operating income and pay television services, remained at essentially the same level as for the first quarter of 2003.

        Costs and Expenses. Costs and expenses increased by Ps 2,654 million ($1.0 million), or 11.0%, from Ps 23,594 million ($8.8 million) to Ps 26,248 million ($9.8 million) for the first three months ended March 31, 2003 and 2004, respectively. Details of the aforementioned decrease were as follows:

        Operating Costs Net decreased by Ps 1,378 million ($0.5 million), or 11.9%, from Ps 11,613 million ($4.3 million) to Ps 10,235 million ($3.8 million) for the three months ended March 31, 2003 and 2004, respectively. The net decrease is mainly due to: i) a decrease in maintenance expense in the amount of Ps 1,439 million ($0.5 million) from Ps 1,986 million ($0.7 million) to Ps 547 million ($0.2 million); ii) a decrease in minor expenses by Ps 470 million ($0.2 million) and iii) a decrease in salaries, benefits and other labor payments in the amount of Ps 380 million ($0.1 million) from Ps 2,452 million ($0.9 million) to Ps 2,072 million ($0.8 million): off set by: iv) an increase in depreciation in the amount of Ps 904 million ($0.3 million) from Ps 3,823 million ($1.4 million) to Ps 4,727 million ($1.8 million).

        Administrative expenses increased by Ps 4,031 million ($1.5 million), or 34.0%, from Ps 11,981 million ($4.4 million) to Ps 16,013 million ($5.9 million) for the three months ended March 31, 2003 and 2004, respectively. The net increase was mainly due to: i) an increase in amortization by Ps 2,146 million ($0.8 million) from Ps 3,202 million ($1.2 million) to Ps 5,348 million ($2.0 million); and ii) an increase in allowance for assets by Ps 2,392 million ($0.9 million) from Ps 3,006 ($1.1 million) to Ps 5,398 million ($2.0 million): off set by: iii) a reduction in salaries by Ps 198 million ($0.07 million) from Ps 1,464 million ($0.5 million) to Ps 1,266 million ($0.5 million); and iv) a decrease in minor expenses for Ps 469 million ($0.2 million).

        In connection with Transtel's restructuring described below, the Company incurred significant administrative expenses related to external advisors in the amount of Ps 3,908 million ($1.5 million) in the first quarter of 2004. As discussed in Note 3 to the Company's Unaudited Consolidated Interim Financial Statements, external advisors costs and other restructuring expenses will be fully amortized in 2004 in compliance with recent guidelines provided by the Superintendency of Companies. For the full year ended December 31, 2003 the administrative expenses related to external advisors totaled Ps 18,186 million ($6.5 million).

        Operating Income (Loss). Operating income decreased by Ps 2,576 million ($1.0 million), or 22.0%, from Ps 11,554 million ($4.3 million) to Ps 8,978 million ($3.3 million) for the three months ended March 31, 2003 and 2004, respectively. This decrease was mainly due to the increase in depreciation, amortization and allowances for assets, as define above.

        EBITDA. As used herein, EBITDA is calculated as follows: For any period, determined in accordance with Colombian GAAP on a consolidated basis for the Company and its subsidiaries, the Net Income for such period plus to the extent deducted in calculating such Net Income, (i) Income Tax Expense, (ii) net monetary inflation adjustment, (iii) depreciation and amortization expenses,
(iv) net Financial Expense, (v) minority interest, and (vi) all other non-cash charges (other than non-cash charges which require an accrual of a reserve for cash charges in future periods), less any non-cash items which have the effect of increasing Net Income for such period, plus (less) to the extent deducted (included) in Net Income, extraordinary losses (gains) and nonrecurring items (including gains and losses on asset sales) deducted (included) in calculating Net Income. EBITDA is presented for illustrative purposes and to facilitate the reader's understanding of the Company's operating results. EBITDA is not intended to represent cash flow or results of operations in accordance with Colombian (or U.S.) GAAP for any period.

        In accordance with the above EBITDA is Ps 22,461 million ($8.4 million) and Ps 25,608 million ($9.5million) for the three months ended March 31, 2003 and 2004, respectively.

        Non-operating Income (Expenses). Non-operating income (expenses), net for the three months ended March 31, 2003 and 2004 consisted of the following:

                                                                       THREE MONTHS ENDED MARCH 31,
                                                                   ------------------------------------
                                                                          2003                2004
                                                                   ----------------    ----------------
                                                                    (in thousands of constant Pesos of
                                                                      March 31, 2004 purchasing power)
    FINANCIAL INCOME:
    Interest income ............................................   Ps       298,528    Ps       346,634
    Exchange gains .............................................             30,676            (173,313)
                                                                   ----------------    ----------------
                                                                            329,204             173,321
                                                                   ----------------    ----------------
    FINANCIAL EXPENSES:
    Bonds interest .............................................        (19,641,809)         (9,286,837)
    Interest expenses ..........................................         (4,473,627)         (4,679,832)
    Bank commissions ...........................................           (401,410)           (507,001)
    Exchange losses bonds ......................................        (13,713,069)          1,008,119
    Exchange losses third parties ..............................         (5,032,401)           (294,029)
    Bank expenses ..............................................           (171,823)            (20,110)
                                                                   ----------------    ----------------
                                                                        (43,434,139)        (13,779,690)
                                                                   ----------------    ----------------
    OTHER:
    Recovery from previous allowance for  investments ..........                  -           2,222,527
    Adjustment reconcile the supliers and operator balance .....            806,075           1,403,207
    Adjustment reconcile Tax ...................................           (392,394)           (117,537)
    Other income (expenses) ....................................           (287,385)             45,549
                                                                   ----------------    ----------------
                                                                            126,296           3,553,746
                                                                   ----------------    ================
    Total Non-operating Income (expenses) ......................   Ps   (42,978,639)   Ps   (10,052,623)
                                                                   ================    ================

        Net non-operating expenses. Net non-operating expenses decreased by Ps 32,926 million ($12.3 million), or 77.0%, from Ps 42,978 million ($16.1 million) to Ps 10,052 million ($3.8 million) for the three months ended March 31, 2003 and 2004, respectively. This effect is mainly due to a decrease in debt (as further described in Note 4 to the Company's Unaudited Consolidated Interim Financial Statements) and the positive exchange rate effect for the three months ended March 31, 2004 (3.4% in revaluation) compared to three months ended March 31, 2003 (3.3% in devaluation).

        Net Monetary Correction. Net monetary inflation adjustment income increased by Ps 901 million ($0.3 million), or 3.6%, from Ps 25,036 million ($9.35 million) to Ps 25,937 million ($9.7 million) for the three months ended March 31, 2002 and 2003, respectively. This increase is a result of inflationary adjustments on non-monetary balance accounts.

        Income Tax Expense. Income tax expense increased by Ps 4,018 million ($1.5 million), or 208.3%, from Ps 1,929 million ($0.7 million) to Ps 5,947 million ($2.2 million) for the three months ended March 31, 2003 and 2004, respectively. This increase is a result of the increase in the net income of some Operating Companies.

        Net Income (Loss). Net Income increased by Ps 24,176 million ($9.0 million) from loss of Ps 7,577 million ($2.8 million) to income of Ps 16,599 million ($6.2 million) for the three months ended March 31, 2003 and 2004, respectively. This increase is a result of the factors discussed above.

        RESTRUCTURING.

        On November 25, 2003, Trantel's creditors and shareholders approved and executed a restructuring agreement under Law 550 of 1999 of Colombia (the "Restructuring Agreement"), which provided for a restructuring of Transtel's financial obligations (the "Restructuring"). Pursuant to Colombian GAAP and local norms, a restructuring is given provisional effect as of the date of its approval by all respective creditor classes. The restructured indebtedness is presented as of such date together with a "future capitalization liability" which is used as an offset against subsequent adjustments to the restructuring company's shareholder's equity balances. Upon the formal closing of a restructuring and the receipt of all required approvals, including those required of shareholders, new securities are issued and the capitalization transactions related to the restructuring are completed thereby eliminating the "future capitalization liability". The Restructuring was formally closed, including the completion of capitalization transactions, on February 24, 2004. See Note 1 to the Company's Unaudited Consolidated Interim Financial Statements.

        Pursuant to the Restructuring Agreement and the treatments thereunder elected by all voting creditors, the Company's indebtedness as of Match 31, 2004 is as follows:

        New Senior Notes          $ 152,084,298
        Convertible Notes         $  31,471,540
        Base Notes                $   9,716,977

        Additionally, and as part of the Restructuring Agreement, Transtel's shareholders voted to increase the Company's authorized capital to one trillion five hundred billion Pesos (Ps 1,500,000,000,000), an amount which would allow the subscription of shares related to the capitalization of debt, pursuant to the Restructuring, in the amount of three hundred fourteen billion six hundred twenty-five million seven hundred seventy-six thousand seven hundred thirty six (314,625,776,736) shares of common stock of Transtel at a par value of one Peso (Ps 1.00) each and any other capitalization's that may be required by the Company. As a result of the Restructuring, creditors who elected under the Restructuring Agreement to capitalize a portion of their debt (such treatment was termed the "Capitalization Treatment") acquired 27.6% of the total subscribed and paid-in capital of Transtel. Creditors who elected Capitalization Treatment also received a restructuring fee of $6,636,676 on February 24, 2004 and will receive an additional $2,174,530 in October 2004 (See Notes 1 and 4 to the Company's Unaudited Consolidated Interim Financial Statements).

        The Company's principal equipment vendor, Siemens AG and related entities ("Siemens") elected Capitalization Treatment under the Restructuring Agreement. All of Siemens' contractual rights and obligations with the Company and its subsidiaries (including, but not limited to, international lease agreements, local contracts and maintenance contracts) were included and received due consideration in the Restructuring. As part of this settlement, Siemens transferred its equipment leases with the Operating Companies, together with title to the leased assets, to MLA, which was formed for this purpose, and MLA pledged its rights under the assigned leases and its interest in the leased assets to secure payment of the New Senior Notes issued in the Restructuring.

                         LIQUIDITY AND CAPITAL RESOURCES

        The Company has satisfied and continues to provide for its working capital needs exclusively from cash provided by operating activities. For the three months ended March 31, 2004, cash used in operating activities was Ps 15,853 million ($5.9 million), net cash used in investing activities was Ps 1,448 million ($0.5 million), and net cash used in financing activities was Ps 1,187 million ($0.4 million).

        The Company has incurred and continues to incur significant non-recurring expenses related to the Restructuring. These expenses are consuming a significant portion of the Company's cash flow and will continue to do so through the end of 2004. This, together with a prohibition under its New Senior Notes indenture against incurring additional indebtedness, including working capital, are causing the Company to closely manage its cash position. Nonetheless, the Company expects to generate sufficient cash flow to service its obligations.

        To the extent the Company generates Excess Cash Flow (as defined in the New Senior Notes indenture) in any quarter, it will be required to apply 100% of such Excess Cash Flow to the prepayment of its New Senior Notes. The Company did not generate Excess Cash Flow in the first quarter of 2004 and does not expect to generate Excess Cash Flow in the remaining quarters of 2004.

                 FINANCIAL STATEMENTS OF GUARANTORS (Unaudited)

        Summarized financial information on a Colombian GAAP (Unaudited) basis of each of the Operating Companies that issued an Intercompany Note to Transtel, as of and for the three months ended March 31, 2004 is presented as follows:

             INCOME STATEMENT INFORMATION OF GUARANTORS SUBSIDIARIES

                    FOR THE THREE MONTHS ENDED MARCH 31, 2004
   (Amounts in thousands of constant Pesos of March 31, 2004 purchasing power)

                                  PALMIRA       UNITEL      JAMUNDI      CARTAGO      GIRARDOT     BUGATEL      CAUCATEL
                                 ----------   ----------   ----------   ----------   ----------   ----------   ----------
Total revenues-subscribers ...   10,414,684   11,406,992      998,972    3,634,583    3,400,401    2,875,363    2,094,493
Operating income .............    4,885,942    3,606,991      289,904    1,378,683      980,272      994,086      377,297
Net income ...................    2,124,972    4,340,033      403,065      507,008      849,558    1,050,729      122,999

                CASH FLOW INFORMATION OF GUARANTORS SUBSIDIARIES

                    FOR THE THREE MONTHS ENDED MARCH 31, 2004
   (Amounts in thousands of constant pesos of March 31, 2004 purchasing power)

                                  PALMIRA       UNITEL      JAMUNDI      CARTAGO      GIRARDOT     BUGATEL      CAUCATEL
                                 ----------   ----------   ----------   ----------   ----------   ----------   ----------
Cash flow (used in) provided
 by operating activities......   (6,260,948)  (3,682,302)      39,423   (1,785,211)  (1,084,783)    (622,770)  (1,390,940)
Cash flow used in investing
 activities...................     (195,345)  (1,029,772)           -      (39,781)     (26,251)     (60,608)     (28,023)
Cash flow provided by
 financing activities.........   (1,189,243)     569,315     (129,432)    (204,250)    (364,538)     151,842       28,793

                    BALANCE SHEETS OF GUARANTORS SUBSIDIARIES

   (Amounts in thousands of constant Pesos of March 31, 2004 purchasing power)

                                      PALMIRA       UNITEL        JAMUNDI       CARTAGO      GIRARDOT       BUGATEL       CAUCATEL
                                    -----------   -----------   -----------   -----------   -----------   -----------   -----------
Current assets ..................    10,974,535    17,956,357     1,174,950     4,089,829     2,695,168     2,244,338     1,795,787
Property plant and Equipment,
 net ............................   127,860,727   326,678,957    71,194,244    82,876,727    68,629,350    61,113,978    54,305,341
Other Noncurrent assets .........    76,790,162    33,236,366     6,057,621    23,370,643    11,026,356    15,566,970     9,903,391
                                    -----------   -----------   -----------   -----------   -----------   -----------   -----------
Total assets ....................   215,625,424   377,871,680    78,426,815   110,337,199    82,350,874    78,925,286    66,004,519
                                    ===========   ===========   ===========   ===========   ===========   ===========   ===========

Current liability ...............    16,301,680    48,538,401     3,755,365    10,214,462     7,193,441    11,735,090     4,743,390
Intercompany to Transtel ........    90,896,424   186,134,638    12,791,537    64,147,798    30,958,044    33,975,547    23,014,246
Other Noncurrent liabilities ....     8,168,554    34,339,363     5,596,111     4,065,922    12,841,162     2,783,054     4,012,293
                                    -----------   -----------   -----------   -----------   -----------   -----------   -----------
    Total liabilities ...........   115,366,658   269,012,402    22,143,013    78,428,182    50,992,647    48,493,691    31,769,929
Total shareholders equity .......   100,258,766   108,859,278    56,283,802    31,909,017    31,358,227    30,431,595    34,234,590
                                    -----------   -----------   -----------   -----------   -----------   -----------   -----------
Total liabilities and
 shareholders equity ............   215,625,424   377,871,680    78,426,815   110,337,199    82,350,874    78,925,286    66,004,519
                                    ===========   ===========   ===========   ===========   ===========   ===========   ===========

ACCOUNTING FOR INFLATION

        As a Colombian Company, the Company maintains its financial records in Colombian pesos. Colombian GAAP requires that the financial statements of Colombian companies be adjusted to account for inflation. The inflation rate for the three months ended March 31, 2004 was 2.8%. Financial statements are adjusted for the effects of inflation on the basis of changes in the Colombian Middle Income Consumer Price Index (the "MCPI"). This index is applied on a one-month lagging basis to non-monetary assets and liabilities and shareholders' equity. Monetary balances are not adjusted because they reflect the purchasing power of the currency on the date of the balance sheet. Foreign currency balances are not adjusted because they are translated into Pesos at the exchange rate in effect on the same date. The resulting net gain or loss from exposure to inflation is reflected as "Net monetary inflation adjustment income (loss)" in the income statement for each period in question.

INCOME TAX MATTERS

        The Company calculates the income tax for the first quarter of 2004 applying 35% rate over the fiscal profits, with exception of Telefonos de Jamundi S.A. E.S.P. that for this same period obtained fiscal losses and Suscripciones Audiovisuales that applied a tax of 6% on its net book equity. In accordance with law 788 of 2002 and 863 of 2003, an additional 10% was calculated over the 2003 income tax, and, an additional 5% rate was calculated over the 2003 income tax as a prepayment of 2004 income tax.

                                   BLANK SPACE

RECONCILIATION TO U.S. GAAP

        The Unaudited Consolidated Interim Financial Statements are prepared in accordance with Colombian GAAP, which differs from U.S. GAAP in certain significant respects. A comparison of the Company's net income (loss) and shareholders' equity (deficit) at and for the three months ended March 31, 2004 and 2003, under Colombian GAAP and after reflecting the material adjustments which arise when U.S. GAAP is applied instead of Colombian GAAP, is shown below:

                                          THREE MONTHS       THREE MONTHS
                                         ENDED MARCH 31,    ENDED MARCH 31,
                                              2003               2004
                                         ---------------    ---------------
                                         (In thousands of constant Pesos of
                                          March 31, 2004 purchasing power)

     Net Income (Loss):
       Colombian GAAP ................   Ps   (7,577,521)   Ps   16,598,811
       U.S. GAAP .....................       (21,389,537)        32,754,505

                                         AT DECEMBER 31,     AT MARCH 31,
                                              2003               2004
                                         ---------------    ---------------
     Shareholders' Equity (Deficit):
       Colombian GAAP.................      (101,366,939)       230,093,447
       U.S. GAAP......................      (269,715,030)        78,480,636

        As more fully described and quantified in Note 5 to the Unaudited Consolidated Financial Statements, the major differences between Colombian GAAP and U.S. GAAP in each period relate to income taxes, revaluation of assets, depreciation expense, capitalized interest, deferred charges, capital leases, revenue recognition, reversal of monetary correction and purchase of properties from a shareholder.

MACROECONOMIC FACTORS

                ECONOMIC ACTIVITY - HISTORICAL DATA AND FORECASTS

                                             2000       2001       2002      2003e      2004f      2005f      2006f
GDP (US$bn)                                  83.2       82.4       77.4       79.2       92.1       97.5      108.7
Population (mn)                              42.4       43.1       43.9       44.7       45.6       46.4       47.3
GDP per capita (US$)                       1961.1     1913.5     1762.5     1771.3     2020.0     2100.1     2296.5
Real GDP Growth (%, annual)                   2.7        1.4        1.8        3.6        3.8        3.2        2.5
Industrial production (annual % chg.)*        0.0        0.1        0.5        5.1        6.5        6.0        5.0
Unemployment (end period)                    19.7       16.4       15.6       12.3       14.5       14.5       14.0

Source:

Banco de la Republica de Colombia (Banrep), Departmento Administrativo Nacional de Estadistica (DANE), BMI.

        The Colombian authorities have issued surprisingly positive revised economic data for 2003, which bodes well for sustained economic expansion this year. According to the National Statistics Department (DANE), real GDP increased by 4.3% quarter-on-quarter (q-o-q) in the fourth quarter of 2003, the best result since the first quarter of 1998. This brought end-year growth to 3.6% year-on-year (y-o-y), which was the highest rate for six years.

        Real GDP growth came in at 4.0% y-o-y in 2003. Expansion was led by the construction and mining sectors, which grew 11.6% y-o-y and 11.0% y-o-y respectively. Low real interest rates, which even dropped into negative territory in 2003, have been a main factor behind the pick-up in construction, while high commodity prices boosted mining revenues. Several smaller sectors surpassed these growth rates - most noticeably financial services (13.8% y-o-y)
- while all other areas of the economy recorded positive annual growth rates. Other encouraging performances included manufacturing (4.2%), transport & communication (4.7%) and commerce, restaurants & hotels (4.6%).

        This result has surpassed all official and private expectations. Indeed, in the 2003-04 budget the government originally estimated that real GDP growth would only come in at 2.0% y-o-y. Since then, the official forecast has been regularly revised upwards, but even the final adjustment in January - to 3.5% y-o-y - underestimated expansion for 2003. In addition, the government has upped its 2004 real GDP forecast to 3.8% - from 3.3% previously - and has suggested that growth could reach 5.0% y-o-y. At present, expansion of 3.8% y-o-y can be achieved, but progress above this target is likely to hinge on private consumption, which has been slower to pick up.

        Elsewhere, industry continues to post positive results. DANE's most recent figures reveal that the production index recorded three months of solid y-o-y growth from September-November 2003, of 5.6%, 2.0% and 4.3% y-o-y respectively. Predictably, the revisions to the economic growth numbers have also had favorable implications for the public sector accounts: last year's fiscal shortfall was adjusted from 2.9% to 2.8% of GDP, which was in line with revised International Monetary Fund (IMF) targets agreed under the terms of Colombia's $2.1 billion stand-by loan agreement. Accordingly, the finance ministry has used this opportunity to emphasize its commitment to fiscal austerity.

        Despite central bank promises of even more aggressive intervention in the foreign exchange market, the Peso continues to soar on the back of strong capital inflows, trading at around Ps 2,660.00 to one Dollar at the end of March 2004. The firmness of the currency is a function of several factors: i) the government has made more headway with respect to routing guerrilla forces operating within the country, which in turn has improved prospects for a safer business environment; ii) Colombians working abroad are sending more money back home to take advantage of higher real interest rates; and iii) investors perceive the local authorities to be fairly prudent managers of the fiscal position. Notwithstanding failures to make far-reaching progress on fiscal adjustment in 2003, the new tax bill, albeit watered down by Congress, was approved in the last session of the year, and slow but steady progress is expected on fiscal reform this year. Higher oil prices have also bolstered public sector revenues over the past year. Reflecting increased confidence in the political and economic outlook and attracted by high yield, bond investors have also bought more of the government's hard currency debt.

                        TRANSTEL S.A. - AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS

                                                           DECEMBER 31,                 MARCH 31, (Unaudited)
                                                        -----------------     ------------------------------------------
                                                              2003                               2004
                                                        -----------------     ------------------------------------------
                                                                                                    THOUSANDS OF U.S.
                                                            THOUSANDS OF COLOMBIAN PESOS OF        DOLLARS (convenience
                                                        MARCH 31, 2004 PURCHASING POWER (Note 2)   translation) (Note 2)
                      ASSETS

CURRENT ASSETS
  Cash and cash equivalents .........................   Ps     21,599,799     Ps       2,522,940   $                 942
  Accounts receivable, net ..........................          31,345,017             30,021,925                  11,210
  Inventories, net ..................................           2,629,517              2,531,461                     945
  Prepaid expenses ..................................           1,079,736                718,865                     268
                                                        -----------------     ------------------   ---------------------
    Total current assets ............................          56,654,069             35,795,191                  13,365

LONG-TERM INVESTMENTS ...............................             793,755                788,048                     294
LONG-TERM ACCOUNTS RECEIVABLE .......................          29,032,078             29,424,174                  10,987
PROPERTY, PLANT AND EQUIPMENT, NET ..................         825,124,825            821,086,369                 306,586
DEFERRED CHARGES, NET ...............................         121,387,956             95,239,937                  35,562
DEFERRED MONETARY CORRECTION ........................           4,121,020              3,928,104                   1,467
INTANGIBLE ASSET, NET ...............................           2,511,419              2,204,387                     823
OTHER ASSETS ........................................               1,578                  1,578                       1
VALUATION OF ASSETS .................................          46,428,242             45,163,660                  16,864
                                                        -----------------     ------------------   ---------------------
TOTAL ASSETS ........................................   Ps  1,086,054,942     Ps   1,033,631,448   $             385,949
                                                        =================     ==================   =====================

       LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
  Short term debt ...................................   Ps      6,894,940     Ps       6,960,987   $               2,599
  Debt with siemens .................................           3,243,109                      -                       -
  Accounts payable ..................................          70,700,483             53,025,376                  19,799
  Tax Liabilities ...................................          24,186,316             24,758,476                   9,245
  Labor liabilities .................................           1,190,866              1,172,642                     438
  Accrued expenses ..................................                   -              2,880,353                   1,075
  Other liabilities .................................          19,654,661             12,007,321                   4,483
  Accrued pension obligations .......................           1,240,786              1,206,990                     451
                                                        -----------------     ------------------   ---------------------
     Total current liabilities ......................         127,111,161            102,012,145                  38,090

NEW NOTE (Note 4) ...................................         434,352,737            407,306,084                 152,084
NEW CONVERTIBLE (NOTE 4) ............................          87,690,455             84,285,822                  31,472
NEW BASE NOTE (4) ...................................          27,751,684             26,023,619                   9,717
FUTURE CAPITALIZATION LIABITIY (NOTE 1) .............         323,435,299                      -                       -
LONG-TERM DEBT ......................................          16,337,807             15,818,580                   5,907
ACCOUNTS PAYABLE ....................................          29,190,664             27,412,809                  10,236
TAX LIABILITIES .....................................          25,107,079             23,537,401                   8,789
ACCRUED EXPENSES ....................................           2,261,600              2,200,000                     821
ACCRUED PENSION OBLIGATIONS .........................           6,229,328              6,059,658                   2,263
DEFERRED MONETARY CORRECTION ........................          15,055,295             14,449,242                   5,395
                                                        -----------------     ------------------   ---------------------
TOTAL LIABILITIES ...................................   Ps  1,094,523,109     Ps     709,105,360   $             264,774
                                                        -----------------     ------------------   ---------------------
MINORITY INTEREST ...................................          92,898,772             94,432,641                  35,260
SHAREHOLDERS' EQUITY ................................        (101,366,939)           230,093,447                  85,915
                                                        -----------------     ------------------   ---------------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY ..........   Ps  1,086,054,942     Ps   1,033,631,448   $             385,949
                                                        =================     ==================   =====================

MEMORANDUM ACCOUNTS .................................   Ps    723,523,241     Ps     752,673,049   $             281,041
                                                        =================     ==================   =====================

                        TRANSTEL S.A. - AND. SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                                   (Unaudited)

                                                                  FOR THE THREE MONTHS ENDED MARCH 31,
                                                        --------------------------------------------------------
                                                              2003                          2004
                                                        ----------------    ------------------------------------
                                                                                                 THOUSANDS OF
                                                          THOUSANDS OF COLOMBIAN PESOS OF        U.S. DOLLARS
                                                          MARCH 31, 2004 PURCHASING POWER        (convenience
                                                                                 (Note 2)         translation)
REVENUES:
Telecomunications and television services:
Telecomunication Revenues ...........................   Ps    33,901,469    Ps    34,185,108    $         12,764
Television Revenues .................................          1,247,099           1,041,100                 389
                                                        ----------------    ----------------    ----------------
Total Revenues ......................................         35,148,568          35,226,208              13,153
                                                        ----------------    ----------------    ----------------

COST OF REVENUES:
Cost of telecommunications services .................          7,790,847           5,507,824               2,057
Depreciation ........................................          3,821,888           4,727,099               1,765
                                                        ----------------    ----------------    ----------------
Total cost of revenues ..............................         11,612,735          10,234,923               3,822
                                                        ----------------    ----------------    ----------------
GROSS PROFIT ........................................         23,535,833          24,991,285               9,331
                                                        ----------------    ----------------    ----------------

OPERATING EXPENSES:
Administrative ......................................          4,896,442           4,110,412               1,535
Depreciation and amortization .......................          4,078,828           6,504,134               2,429
Provision assets ....................................          3,006,274           5,398,421               2,016
                                                        ----------------    ----------------    ----------------
Total Operating Expenses ............................         11,981,544          16,012,967               5,980
                                                        ----------------    ----------------    ----------------
OPERATING INCOME ....................................         11,554,289           8,978,318               3,351
                                                        ----------------    ----------------    ----------------

OTHER INCOME (EXPENSES):
Financing income (expenses) .........................            329,204             173,321                  65
Financing expenses ..................................        (43,434,139)        (13,779,690)             (5,145)
Other income, net ...................................            126,296           3,553,746               1,327
                                                        ----------------    ----------------    ----------------
Total Other expenses ................................        (42,978,639)        (10,052,623)             (3,753)
                                                        ----------------    ----------------    ----------------

INCOME (LOSS) BEFORE INCOME TAX AND NET MONETARY
 CORRECTION .........................................        (31,424,350)         (1,074,305)               (402)
NET MONETARY CORRECTION .............................         25,035,633          25,936,559               9,684
                                                        ----------------    ----------------    ----------------
INCOME (LOSS) BEFORE INCOME TAX AND MINORITY INTEREST         (6,388,717)         24,862,254               9,282
INCOME TAX ..........................................         (1,929,439)         (5,946,528)             (2,220)
MINORITY INTEREST ...................................            740,636          (2,316,915)               (865)
                                                        ----------------    ----------------    ----------------
NET INCOME (LOSS) FOR THE PERIOD ....................   Ps    (7,577,520)   Ps    16,598,811    $          6,197
                                                        ================    ================    ================
NET INCOME (LOSS) PER SHARE .........................   Ps         (0.22)   Ps          0.10
                                                        ================    ================

WEIGHTED AVG NUMBER OF SHARES OUTSTANDING
 (in Thousands) .....................................         34,611,748         158,340,986
                                                        ================    ================

                        TRANSTEL S.A. - AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                   (Unaudited)

                                                                         FOR THE THREE MONTHS ENDED MARCH 31,
                                                               --------------------------------------------------------
                                                                     2003                          2004
                                                               ----------------    ------------------------------------
                                                                                                         U.S DOLLARS
                                                                  THOUSANDS OF COLOMBIAN PESOS OF        (convenience
                                                                            MARCH 31, 2004               translation)
                                                                   PURCHASING POWER (Note 2)               (Note 2)
OPERATING ACTIVITIES:
  Net income (loss) ........................................   Ps    (7,577,520)   Ps    16,598,811    $          6,198
  Adjustments to reconcile net income (loss) to net cash
   provided by (used in) operating activities:
    Depreciation ...........................................          4,698,642           5,883,083               2,197
    Amortization ...........................................          3,202,074           5,348,150               1,997
    Allowance for inventories ..............................             63,804                   -                   -
    Net monetary correction ................................        (25,035,633)        (25,936,559)             (9,684)
    Unrealized foreign exchange loss .......................         14,173,683          (1,199,753)               (448)
    Allowance for doubful investments ......................          1,399,401           3,194,598               1,193
    Write down of accounts receivable ......................                  -               1,041                   -
    Allowance for doubtful accounts ........................          1,543,069           2,203,823                 823
    Valuation allowance and adjusments of fixed assets .....            200,564                   -                   -
    Recovery allowance for the investment ..................                  -          (2,222,527)               (830)
    Minoritary Interest ....................................           (740,636)          2,316,915                 865
    Accrued interest on bonds ..............................         14,276,292           2,073,142                 774
    Addition of deferred charges ...........................           (376,562)         (1,612,780)               (602)
    Changes in operating assets and liabilities:
      Accounts receivable, net .............................        (13,054,489)         10,015,080               3,739
      Inventories ..........................................             31,002             104,181                  39
      Prepaid expenses and other assets ....................            448,575             331,462                 124
      Accounts payable .....................................         16,553,735         (28,979,101)            (10,821)
      Income tax and other taxes ...........................         (1,356,091)            345,103                 129
      Payroll and vacation pay .............................           (393,541)             14,212                   5
      Accrued expenses .....................................            728,417          (2,430,139)               (907)
      Other liabilities ....................................         (1,598,889)         (1,901,675)               (710)
                                                               ----------------    ----------------    ----------------
      Net cash provided by (used in) operating activities ..          7,185,897         (15,852,933)             (5,919)
                                                               ----------------    ----------------    ----------------
FINANCING ACTIVITIES:
  Increase (decrease) in short-term debt net of
   repayments ..............................................         (2,418,474)         (1,187,365)               (443)
  Issuance of long-term debt ...............................            610,885                   -                   -
                                                               ----------------    ----------------    ----------------
  Net cash used in financing activities ....................         (1,807,589)         (1,187,365)               (443)
                                                               ----------------    ----------------    ----------------
INVESTING ACTIVITIES:
  Acquisition of property, plant and equipment .............           (606,885)         (1,416,412)               (529)
  Acquisition of intagibles ................................                  -             (31,829)                (12)
  Movement of investment, net ..............................             (2,216)                  -                   -
                                                               ----------------    ----------------    ----------------
  Net cash used in investing activities ....................           (609,101)         (1,448,241)               (541)
                                                               ----------------    ----------------    ----------------
Effect of constant peso restatement ........................            (98,336)           (588,320)               (220)
                                                               ----------------    ----------------    ----------------
NET INCREASE (DECREASE)  IN CASH AND CASH EQUIVALENTS .....           4,670,871         (19,076,859)             (7,123)
CASH AND CASH EQUIVALENTS:
  At the beginning of the period ...........................          3,880,499          21,599,799               8,065
                                                               ----------------    ----------------    ----------------
  At the end of the period .................................   Ps     8,551,370    Ps     2,522,940    $            942
                                                               ================    ================    ================

                          TRANSTEL S.A AND SUBIDIARIES

               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

 (Thousands of Pesos of March 30, 2004, unless otherwise specified) (Unaudited)

NOTE 1--REPORTING ENTITY

        Transtel S.A. (the "Company" or "Transtel") was created under Colombian law on August 23, 1993 for a term expiring on February 13, 2027; this term may be extended by an amendment of the Company's bylaws. Transtel maintains its accounting records and prepares its financial statements in Colombian pesos ("Pesos"). As more fully explained in Note 2, the accompanying annual financial statements are restated to constant Pesos of purchasing power as of March 31, 2004.

        The Company's business consists of the design, installation, operation and ownership of fixed telephone networks in various areas of Colombia. In 1998 the Company began the operation of pay television and internet access services in Cali, Colombia.

        Transtel has grown primarily through the formation of subsidiaries, with municipalities as their minority shareholders. Transtel contributed cash (except in the case of Caucatel, where Transtel's contribution consisted of cash and equipment) to each subsidiary in exchange for a majority ownership. In exchange for a minority ownership position in the subsidiary, the relevant municipality either (i) transferred its currently owned telecommunications infrastructure along with its cooperation in various forms, including the provision of its demographic information and the required civil works permits on an expedited basis, or (ii) where such current infrastructure did not exist, contributed nominal cash and demographic information and cooperation with respect to required permits only. Once the subsidiary structure was in place, Transtel then focused on expanding the subscriber base and either upgrading the current infrastructure or building a new infrastructure, as the case may be.

As of March 31, 2004, Transtel has ten operating subsidiaries as follows:

                                                                                                           DATE
                                                                             PRIMARY         DATE       COMMERCIAL   PERCENT
                                                                              AREA       INCORPORATED   OPERATIONS   OWNED BY
                             SUBSIDIARY                                      SERVED      BY TRANSTEL       BEGAN     TRANSTEL
Empresa de Telefonos de Jamundi S.A., E.S.P. ("TeleJamundi") ...........   Jamundi         9/29/1993     6/1/1997        99.9
Unitel S.A. E.S.P. ("Unitel") ..........................................   Yumbo           3/11/1994     6/1/1997        98.5
Empresa de Telefonos de Palmira S.A., E.S.P. Telepalmira ...............   Palmira and
                                                                           Candelaria      6/1/1995      9/2/1995        60.0
Telefonos de Cartago S.A., E.S.P. ("TeleCartago") ......................   Cartago         1/3/1997      4/1/1997        65.0
Caucatel S.A., E.S.P. ("Caucatel") .....................................   Popayan         4/30/1997     5/1/1997        51.0
Bugatel S.A., E.S.P. ("Bugatel") .......................................   Buga            6/16/1997     7/1/1997        60.0
Empresa de Telecomunicaciones de Girardot S.A.E.S.P. ("TeleGirardot") ..   Girardot       12/31/1997     1/1/1998        60.0
Suscripciones Audiovisuales E.U ........................................   Cali             7/15/98      1/31/1998      100.0
Cablevision E.U ........................................................   Cali             9/15/98      1/31/1998      100.0
Morris Lease Asset I Ltd................................................   --                2004          2004         100.0

                          TRANSTEL S.A AND SUBIDIARIES

               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

 (Thousands of Pesos of March 30, 2004, unless otherwise specified) (Unaudited)

Restructuring Agreement- On October 4, 2002, the Superintendency of Companies accepted Transtel's application for restructuring under Law 550 of 1999.

On November 25, 2003, following a period of negotiation, all of the shareholders and approximately 97% of the external creditors of Transtel, including social security entities, DIAN, employees, Siemens as provider of equipment, and the holders of international bonds, among others, approved and executed a restructuring agreement, which contained the following restructuring formulas:

        (a)     Restructuring Formulas

                Restructuring Formula for Payment of Labor Obligations and Payroll Tax Obligations: Payment in cash upon signature of the Restructuring Agreement.

                Restructuring Formula of Tax Obligations: (a) Withholding Tax Obligations paid under a Payment Agreement in accordance with the Tax Statute (Resolution 808-060 of November 25, 2003) and
                (b) Peace Notes and Income Taxes paid as follows: two year grace period, 60 month term, and interest in accordance with the Tax Statute.

                Restructuring Formula without Capitalization: Payment of principal is made on the tenth anniversary of the Closing Date of the Restructuring (February 24, 2004), with no interest accruing until the third anniversary of the Closing Date. Thereafter interest accrues at the UVR (in case of claims in Pesos) and Libor (in case of claims in Dollars), with quarterly payments of interest.

                Restructuring Formula with Capitalization: For each Peso (Ps 1.00) of each claim (claims include outstanding principal and accrued and unpaid interest as of September 30, 2002) the creditor accepts the following treatment:

                (i) Creditor shall capitalize in exchange for shares of common stock of Transtel at a par value of Ps 1.00 per share, a portion of its claim equal to the product of the amount of the claim and 0.38154947. For this purpose, claims in Dollars are converted in to Pesos at the Representative Market Rate on September 30, 2002 of Ps 2,828.08 to one Dollar.

                                   BLANK SPACE

                          TRANSTEL S.A AND SUBIDIARIES

               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

 (Thousands of Pesos of March 30, 2004, unless otherwise specified) (Unaudited)

                (ii) A New Senior Note shall be issued in the amount in Dollars equal to the product of the claim and 0.51668283, in accordance with the following terms:
                        12.5% annual interest, maturity on December 31, 2008, quarterly payment of interest, four amortizations of principal on December 31, 2005, 2006, 2007 and 2008, the last of which is equivalent to 75% of the total principal amount. The New Senior Notes are guaranteed by Transtel's subsidiaries (with the exception of Suscripciones Audiovisuales E.U. and Cablevision E.U.) and secured by a security interest on substantially all of the assets of Transtel and such subsidiaries (See guarantees in section (d) of this document); and,

                (iii) A New Convertible Note shall be issued in the amount in Dollars equal to the product of the claim and 0.10176770, in accordance with the following terms: capitalization of interest, maturity on December 31, 2008, one bullet payment of principal and interest on December 31, 2008. This New Convertible Note is not guaranteed and is unsecured.

                In addition to the above, each creditor that elected this Formula has a right to receive in remuneration for such election, a "restructuring fee" equal to 0.02383787 of the claimed amount. This fee shall be increased by the interest that the claim would earn at the annual rate of 0.06166964 during the period between October 31, 2003 and the Closing Date of the Restructuring (February 24, 2004).

                For the purpose of issuing the new Senior Notes and New Convertible Notes and determining the Restructuring Fee, claims in Pesos are converted in to Dollars at the Representative Market Rate on September 30, 2002 of Ps 2,828.08 to one Dollar.

        (b)     Restructuring Formula for Siemens claims:

                The Siemens companies (Siemens AG, Siemens S.A. and related entities, hereinafter "Siemens"), as creditors of Transtel, elected the Restructuring Formula with Capitalization. Consequently, and pursuant to Section Four of the Restructuring Agreement, the terms and conditions for restructuring Siemens' claims is as follows:

                Eligible Amount: Taking into account that Siemens was the only creditor that received payments from the Subsidiaries during the negotiation period, a special formula was needed to calculate the Siemens eligible amount that would be applied to the Restructuring Formula with Capitalization. The Siemens eligible amount was calculated in the amount of $86,316,351.98.

                          TRANSTEL S.A AND SUBIDIARIES

               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

 (Thousands of Pesos of March 30, 2004, unless otherwise specified) (Unaudited)

                As with other capitalizing creditors, the Restructuring Formula with Capitalization was applied to the Siemens eligible amount to calculate the shares of Transtel common stock, New Senior Notes and New Convertible Notes issuable to Siemens. Furthermore, by electing the Restructuring Formula with Capitalization, Siemens would receive a Restructuring Fee equal to 0.02383787 of the eligible amount, payable in additional shares of Transtel common stock, New Senior Notes and New Convertible Notes.

                All of Siemens' contractual rights and obligations with the Company and its subsidiaries (including, but not limited to, international lease agreements, local contracts and maintenance contracts) were included and received due consideration in the Restructuring. As part of this settlement, Siemens transferred its equipment leases with the Operating Companies, together with title to the leased assets, to MLA, which was formed for this purpose, and MLA pledged its rights under the assigned leases and its interst in the leased assets to secure payment of the New Senior Notes issued in the Restructuring.

        (c)     Amendment of the company by-laws and authorized capital

                The Restructuring Agreement required an integral amendment of the by-laws of Transtel, with the purpose of, among others, (i) modifying the company's governance- the Board of Directors was increased to five members with two alternates each-, (ii) regulating and restricting the duties, rights and obligations of the Board of Directors and senior management, and (iii) creating a Comptroller with specific responsibilities.

                Additionally, at closing on February 24, 2004, the Transtel shareholders approved a proposition to increase the company's authorized capital to the amount of one trillion five hundred billion Pesos (Ps 1,500,000,000,000), an amount that would allow for the subscription of "capitalization shares" in the amount of three hundred fourteen billion six hundred twenty-five million seven hundred seventy-six thousand seven hundred thirty six (314,625,776,736) shares of common stock of Transtel at a par value of one Peso (Ps 1.00) each, as well as other capitalizations that may be required by the Company. As a result of the subscription of shares, the creditors that elected the Restructuring Formula with Capitalization acquired 27.6% of the total subscribed and paid-in capital of Transtel.

                          TRANSTEL S.A AND SUBIDIARIES

               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

 (Thousands of Pesos of March 30, 2004, unless otherwise specified) (Unaudited)

        (d)     Guarantees

                The Restructuring Agreement established several guarantees to secure payment of the New Senior Notes. These may be summarized as follows:

                Mandatory Sale Process Agreement of Transtel: In an event of default under the New Senior Notes, the shareholders of Transtel are required to deliver their shares in Transtel to the New Senior Notes Indenture Trustee, with the purpose of completing a company sale to the highest bidder. This sale includes the shares owned by the initial shareholders as well as the capitalization shareholders. The proceeds of such sale would be distributed first to the holders of New Senior Notes up to an amount equal to the unpaid principal of and interest on the New Senior Notes at the time of such sale, subject to right of Transtel's initial shareholders to elect to receive up to 10% of such proceeds otherwise distributable to the holders of New Senior Note. Any proceeds then remaining would be distributed to the holders of Transtel's common stock other than any initial shareholder making the election referred to in the prior sentence.

                Pledge Agreements: Pursuant to the Pledge Agreements, the New Senior Notes are secured by a lien on: (i) the shares in Transtel owned by the initial shareholders, the shares in its subsidiaries owned by Transtel (with the exception of Suscripciones Audiovisuales E.U. and Cablevision E.U.), the commercial establishments of Transtel and the Operating Companies and MLA's rights under the International Lease Agreements with the Operating Companies and its interest in the leased equipment.

                Endorsement in guaranty: Transtel delivered the New Intercompany Notes to the New Senior Notes Indenture Trustee to guarantee payment of the New Senior Notes.

                Trust Agreement: The Trust Agreement "Fiducia" with Fiduciaria Lloyds Trust S.A. secures that all payments under the New Intercompany Notes, the International Lease Agreements and the Reimbursement Agreements are delivered on a monthly basis to the Lloyds trustee, who in turn shall make quarterly payments under the New Senior Notes.

                                   BLANK SPACE

                          TRANSTEL S.A AND SUBIDIARIES

               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

 (Thousands of Pesos of March 30, 2004, unless otherwise specified) (Unaudited)

                Cash Concentration Account Agreements: The Cash Concentration Account Agreements provide that each of the Operating Companies is required to maintain one or two cash concentration accounts to manage its revenues and expenses. Every collection agent was irrevocably instructed to deposit all amounts collected on behalf of each subsidiary in a cash concentration account agreement.

                Mortgages: Once liens retained by DIAN on property owned by Transtel's subsidiaries (other than Suscripciones Audiovisuales E.U. and Cablevision E.U.) are released, Transtel and such subsidiaries shall mortgage such property in favor of the New Senior Notes Indenture Trustee.

                Joint Liability: The Subsidiaries (except Suscripciones Audiovisuales E.U. and Cablevision E.U.) are liable under the New Senior Notes Indenture as joint debtors with Transtel.

NOTE 2--BASIS OF PRESENTATION

        The interim consolidated financial statements for the three months ended March 31, 2003 and 2004 are unaudited and have been prepared in accordance with accounting principles generally accepted in Colombia. In the opinion of management, such interim financial statements include all adjustments, consisting only of normal recurring adjustments, necessary for the fair presentation of the results for the interim periods. The results of operations for the three months ended March 31, 2004 are not necessarily an indication of the results to be expected for the full year. The financial information has been presented in constant Pesos of March 31, 2004 purchasing power. U.S. dollar ("Dollar" or "$") amounts are translated from Peso amounts at the Representative Market Rate on March 31, 2004, which was Ps 2,678.16 Pesos to one Dollar. (On December 31, 2003, the ratio was Ps 2,778.21 to one Dollar.) No representation is made that the Peso or Dollar amounts could have been or could be converted into Dollars or Pesos, as the case may be, at any particular rate or at all.

                                   BLANK SPACE

                          TRANSTEL S.A AND SUBIDIARIES

               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

 (Thousands of Pesos of March 30, 2004, unless otherwise specified) (Unaudited)

NOTE 3 - SIGNIFICANT ACCOUNTING POLICIES

        The most important accounting policies utilized by the Company in the preparation and presentation of its Consolidated Financial Statements are described below:

    a.  Consolidation

        Companies in Colombia must keep their accounting records and prepare their financial statements in conformity with rules prescribed by the government of Colombia. These are considered by law to be accounting principles generally accepted in Colombia ("Colombian GAAP"). Consolidated financial statements in Colombia include the subsidiaries in which the Company owns, directly or indirectly, more than 50% of the common stock. All of the Company's subsidiaries are consolidated, and Intercompany accounts and transactions are eliminated.

    b.  Inflation accounting

        Financial statements are adjusted for the effects of inflation on the basis of changes in the Colombian MCPI also known as the Colombian PAAG index. On December 24, 1998, the Colombian Congress decreed a new fiscal law to apply after January 1, 1999. This regulation eliminated, for book and tax purposes, future inflation adjustments related to inventories and profit and loss ("P&L"). On December 27, 2002, the Colombian Congress decreed a new fiscal law to apply after January 1, 2003. This regulation sets as before for book and tax purposes, inflation adjustments related to inventories. Monetary balances are not adjusted because they reflect purchasing power of the currency at the date of the balance sheet. Foreign currency balances are not adjusted since they are translated into Pesos at the date of the balance sheet and consequently reflect the purchasing power of the currency on that date.

        The adjusted costs of the non-monetary assets may not exceed the net realizable value of the assets.

        The exposure to inflation is reflected in each non-monetary item of the consolidated financial statements. The net gain or loss from exposure to inflation is reflected as "net monetary inflation adjustments income (loss)" in the consolidated statements of operations. The individual components of the consolidated statements of operations have been adjusted to reflect the effect of inflation during the year. The net effect of inflation during the year on these revenue and expense components is also recorded as a portion of the "net monetary inflation adjustment income (loss)" account.

        Accordingly, the "net monetary inflation adjustment income (loss)" shown in the income statement of the Company is the result of netting or offsetting the following items:

        i) A credit (or income entry) for inflation affecting non-monetary assets;

                          TRANSTEL S.A AND SUBIDIARIES

               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

 (Thousands of Pesos of March 30, 2004, unless otherwise specified) (Unaudited)

        ii) A charge (or expense entry) for inflation affecting non-monetary liabilities and shareholders' equity.

        Unless expressly stated otherwise, the financial information included in the accompanying financial statements and notes thereto for all periods presented has been restated into constant Pesos as of March 31, 2004 in order to express all financial information in purchasing power as of that date. The rate of inflation and the constant Peso factor as measured by the Colombian MCPI applied to the Company's nominal financial statement data for each period is as follows:

                                                          RATE OF
                                                       INFLATION FOR   PAAG CONSTANT
                                                         THE PERIOD     PESO FACTOR
                                                       -----------------------------
            Three months ended March 31, 2003 ......         2.6          1.0634
            Year ended December 31, 2003 ...........        6.12          1.0280
            Three months ended March 31, 2004 ......        2.80          1.0000

    c.  Accounting Period

        Company statutes establish that the Company must (i) prepare year-end balances of accounts, and (ii) prepare and publish financial statements in general, once per year on December 31. For Companies which have been restructured under Law 550 and according with the External Issue No. 001 of 2003, issued by the Superintendency of Companies, Transtel has to provide the Superintendency financial information on a quarterly basis.

    d.  Relative Significance or Materiality

        Economic events are acknowledged and presented according to their relative significance. In the preparation stage for financial statements, materiality is determined in relation to (i) the total current assets and liabilities; (ii) the total of assets and liabilities; (iii) the working capital; or (iv) the operational results, according to what such events might correspond to. As a general rule, the Company followed the criteria of 5% of the total value of the assets and 5% of the value of operational income.

    e.  Recognition of revenues, costs and expenses

        Revenues for telephone, internet and pay television services are recognized in the period during which the services are provided. Revenues from settlement of traffic for national and international long distance and cellular calls are recognized on a net basis and are based on

                          TRANSTEL S.A AND SUBIDIARIES

               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

 (Thousands of Pesos of March 30, 2004, unless otherwise specified) (Unaudited)

estimates of traffic volume and rates. Certain telephone revenues subject to final settlement are not recorded until realization is probable. Revenues for connection fees for telephone lines are recognized on payment in cash or the execution of a promissory note by the customer and the Company's assignment of a telephone number that is transferable to others by the customer. Actual connection with a dial tone depends on the customer's location in relation to the buildup of the system. Connection fees for subscribers to pay cable television are recorded as income to the extent of direct costs of installation. The amounts in excess of the direct costs, if any, are deferred and amortized over the estimated average period of the subscription. Connection fees are refundable only if the customer cancels its service within six months of installation.

    f.  Investments

        Negotiable investments with a fixed income are recorded at their face value and are appraised by the amount of their yield; the negotiable investments with variable income and the permanent investments without restrictions are appraised at their face value adjusted for inflation and the permanent investments with restrictions appraised by the patrimonial participation method. Investments in securities in which ownership is temporary are carried at cost. Investments of other than shares are recorded at cost and if their fair value is less, a provision is recorded for the difference.

    g.  Properties, plant and equipment

        Except for TeleGirardot, the amounts recorded for telecommunications equipment and networks that were contributed to Subsidiaries by municipalities and minority interests are valued at estimated fair value of the equipment and networks and are in proportion to the cash or fair value of assets contributed to the Subsidiaries by Transtel, since the historical book value records of these municipalities are non-existent or unreliable. Since reliable historical book value amounts were available for Girardot Telephone, the Company recorded the net assets obtained in that acquisition at the Municipality's historical book value and Transtel's portion of the excess of fair value over such book value was recorded as goodwill. Other purchases from municipalities are recorded at amounts payable in cash. Subsequently, these assets are adjusted for inflation.

        Other amounts for properties, plant and equipment are recorded at historical cost adjusted for the effects of inflation and depreciated using the reverse-sum-of-the-years' method over their estimated useful lives as follows:

                          TRANSTEL S.A AND SUBIDIARIES

               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

 (Thousands of Pesos of March 30, 2004, unless otherwise specified) (Unaudited)

                                                   LIFE IN YEARS
                                                   -------------
               Buildings                                 30
               Office equipment                          10
               Computer and communications                5
               Telecommunication equipment               20
               External telephone networks               20
               Vehicles                                   5

        Sales and retirements of these assets are removed at their net inflation-adjusted cost, and differences between sale proceeds and net inflation-adjusted cost are recorded as gains or losses.

        Disbursements for additions to and substantial improvements of assets are capitalized and adjusted for inflation. Interest costs incurred during the construction period are capitalized. Maintenance and repair expenditures are expensed as incurred.

    h.  Deferred Charges

        Items recorded as deferred costs include disbursements for software, leasehold improvements, deferred monetary correction, organization costs and pre-operating expenses (until Transtel and each Subsidiary commenced commercial operations), demand studies and investigations, debt restructuring cost, Senior Notes issuance costs and foreign exchange losses on the financing of its expansion plan projects from the date of receipt of proceeds until project completion.

        These deferred costs are adjusted for inflation with a credit to a liability account as deferred monetary correction and concurrently the inflation adjustment of the part of shareholders' equity used to finance such costs is deferred by a charge to an asset account entitled deferred monetary correction. All deferred costs, except Senior Notes issuance costs, debt restructuring cost and expenses arising from monetary correction are amortized over five years on a straight-line basis from the acquisition date, the studies and investigations and expansion plan projects completion date, or the date when commercial operations begin, as the case may be. Despite the Restructuring, the issuance costs of the former Senior Notes and former Discount Notes will continue to be amortized on a straight-line basis through 2007. The costs of the Restructuring will be fully amortized in 2004.

                                   BLANK SPACE

                          TRANSTEL S.A AND SUBIDIARIES

               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

 (Thousands of Pesos of March 30, 2004, unless otherwise specified) (Unaudited)

    i.  Deferred foreign exchange loss

        Historically, Transtel and its Subsidiaries recognized unrealized foreign exchange gains and losses from fluctuations in exchange rates on long-term debt denominated in foreign currencies as income or expense in the period of the gain or loss. Beginning January 1, 2001, the Company changed its policy whereby unrealized foreign exchange gains and losses from fluctuations in exchange rates on long-term debt denominated in foreign currencies are deferred and amortized over the average remaining term of the debt. The Superintendency of Corporations approved this method. The Company believes that this new policy provides more appropriate matching between the cost of debt and the service revenues generated by the assets financed by such debt. However, on December 23, 2002, the Superintendency of Corporations through Resolution number 355-004040, changed its previous decision and reversed its approval, only as to Transtel (as the parent Company), of this new policy on this date. Despite the Restructuring, the foreign exchange loss associated with the former Senior Notes and the Discount Notes will continue to be amortized on a straight-line basis through 2008.

    j.  Tax to Uphold Democratic Security

        In August 2002, the Colombian Congress approved a new tax for the improvement of the security of the country of Colombia. In accordance with the local tax laws, this tax is equivalent to 1.2% of shareholders' equity (established for tax purposes) of the Company, as of August 30, 2002. The tax is required to be paid during the months of September and November of 2002, and February and June of 2003. Based on the local tax law, the total amount of this tax liability, estimated by the Company, is Ps 2,692,935. This tax, according to the instructions from the Superintendency of Public Home Utilities and the Superintendency of Companies, can be amortized by the Subsidiaries until December 31, 2007 and by the Company until December 31, 2003.

    k.  Reappraisal of assets

        Reappraisals of properties, plant and equipment, which increase shareholder's equity are calculated as the excess of appraised values of properties, plant and equipment over their net adjusted book values. In accordance with local legislation, Decree 2649, 1993, for 2001 the value was developed by a technical external appraisal specialist and was applied to telecommunications equipment and telephone network. The initial reappraisal was recorded in 1996. Such reappraisal amounts are not depreciated. A provision charged to income is recorded when appraisals are lower than the net adjusted book value of properties, plant and equipment.

                          TRANSTEL S.A AND SUBIDIARIES

               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

 (Thousands of Pesos of March 30, 2004, unless otherwise specified) (Unaudited)

    l.  Translation of foreign currency transactions and balances

        Transactions and balances denominated in a currency other than the Colombian peso are translated into Colombian pesos at market rates certified by the Central Bank. Foreign currency exchange gains and losses resulting from fluctuations in exchange rates between the date transactions are first recorded to the date of settlement or valuation and at the end of the period are charged to other expense, except for exchange gains and losses related to liabilities incurred for the purchase of equipment and inventory, which are capitalized as part of the cost of such assets until they are put into use or become available for sale.

    m.  Income tax

        The tax provision includes tax resulting from timing differences of items, which enter into taxable income in periods, which differ, from those recorded for financial statement purposes. The tax benefit or expense relating to such timing difference is recorded in the net deferred income tax asset and liability accounts.

    n.  Accounting estimates

        The preparation of financial statements in conformity with generally accepted accounting principles of Colombia requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Subsequent resolution of some matters could differ from those estimates.

    o.  Earning (Loss) per share

        Earning per share are computed dividing net income (loss) applicable to common shares by the weighted average number of subscribed and paid shares outstanding for the three months ended March 31, 2004 and 2003, respectively. Transtel's weighted average number of shares used in the computation of earnings
(loss) per shared was 158,340,986,018 and 34,611,747,976 in March 2004 and 2003
respectively.

                          TRANSTEL S.A AND SUBIDIARIES

               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

 (Thousands of Pesos of March 30, 2004, unless otherwise specified) (Unaudited)

NOTE 4--DEBT

        Pursuant to the Restructuring Agreement and the treatments there under elected by all voting creditors, the amount of the Company's indebtedness as of March 31, 2004 and December 31, 2003 is as follows:

                                                                        MARCH 31,        DECEMBER 31,
                                                                    ----------------   ----------------
                                                                          2004               2003
                                                                    ----------------   ----------------
        New Senior Notes (US152,084,298) ........................   Ps   407,306,084   Ps   434,352,737
        New Base Notes (US9,716,977) ............................         26,023,619         27,751,684
        New Convertible Notes (US31,471,540 at March 31, 2004,
         US30,703,942 at December 31, 2003) ....................          84,285,822         87,690,455
                                                                    ----------------   ----------------
        Total ...................................................        517,615,525        549,794,876
                                                                    ================   ================
        Noncurrent portion:
        New Senior Notes (US152,084,298) ........................        407,306,084        434,352,737
        New Base Notes (US9,716,977) ............................         26,023,619         27,751,684
        New Convertible Notes (US31,471,540 at March 31, 2004,
         US30,703,942 at December 31, 2003) ....................          84,285,822         87,690,455
                                                                    ----------------   ----------------
        Total long term .........................................        517,615,525        549,794,876
                                                                    ----------------   ----------------
        Total Short term ........................................   Ps             -   Ps             -
                                                                    ================   ================

        As of September 30, 2002, the date as of which the Voting Amount (principal only) and Eligible Amount (principal plus accrued interest) of the Existing Senior Notes and Existing Discount Notes was determined, the principal amounts of the Existing Senior Notes and Existing Discount Notes was $150,000,000 and $30,918,528 respectively, and $31,974,467 and $3,571 of interest was accrued and unpaid in respect of the Existing Senior Notes and Existing Discount Notes, respectively.

TREATMENT OF CLAIMS UNDER THE RESTRUCTURING AGREEMENT

        Pursuant to the Restructuring Agreement, the holders of 95% of the Eligible Amount of Senior Notes and Discount Notes elected the Restructuring Formula with Capitalization, and the remaining holders recieved the Restructuring Formula without Capitalization. Also, Banco del Pacifico S.A. en Liquidacion, Banco Bilbao Vizcaya Argentaria New York, Siemens elected the Restructuring Formula with Capitalization.

                          TRANSTEL S.A AND SUBIDIARIES

               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

 (Thousands of Pesos of March 30, 2004, unless otherwise specified) (Unaudited)

        As a result, the Company issued securities with the following characteristics:

        NEW SENIOR NOTES

        The New Senior Notes accrue interest at the rate of 12.5% per year, payable quarterly on December 31, March 31, June 30 and September 30 of each year, and will have principal amortization payments due on December 2005, 2006, 2007 in amounts equal to, respectively, 5%, 10% and 10% of the original principal amount of the New Senior Notes. The unpaid principal balance will mature on December 31, 2008. Additionally and based on the Restructuring Agreement, the New Senior Notes are guaranteed by each of Transtel's subsidiaries (other than Suscripciones Audiovisuales E.U. and Cablevision E.U.) and secured by substantially all of the assets of Transtel and such subsidiaries, as well as by the shares of Transtel common stock owned by Transtel's initial shareholders.

        CONVERTIBLE NOTES

        The principal amount of the New Convertible Notes will accrete quarterly from September 30, 2003 (as if the New Convertible Notes had been issued on that date) on each December 31, March 31, June 30 and September 30 thereafter, as shown in the table below. The New Convertible Notes will mature on December 31, 2008. The quarterly accretion rate applicable to such quarter will be 2.5% until the quarter ending December 31, 2004, 3.75% until the quarter ending December 31, 2006, 4.25% until the quarter ending December 31, 2007 and 5% until December 31, 2008.In the event of redemption in full of the New Senior Notes, the New Convertible Notes will be required to be redeemed at a redemption price of their accreted value plus accrued and unpaid interest through the date of redemption. Transtel may not redeem the New Convertible Notes unless the New Senior Notes are paid in full.

        The New Convertible Notes will rank junior to, and subordinated to the prior payment in full of, the New Senior Notes and all other existing and future indebtedness of Transtel, other than (a) indebtedness of Transtel to any Transtel Subsidiary, (b) indebtedness that by its terms ranks pari passu with, or junior to, the New Convertible Notes and (c) trade payables.

        The New Convertible Notes will convert into Common Stock on the earliest to occur of (a) maturity of the New Convertible Notes, unless redeemed or otherwise paid in full on or before such date, (b) a Change of Control and (c) an acceleration of the New Senior Notes following an Event of Default thereunder. The number of Conversion Shares issuable will depend on the date of conversion.

                          TRANSTEL S.A AND SUBIDIARIES

               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

 (Thousands of Pesos of March 30, 2004, unless otherwise specified) (Unaudited)

        NEW BASE NOTES

        Transtel issued New Base Notes to each holder of Existing Senior Notes and Existing Discount Notes that did not elect the Capitalization Treatment in a principal amount equal to the Eligible Amount of their Claims as of September 30, 2002. The New Base Notes will become due on the tenth anniversary of the Closing Date of the Restructuring Agreement (February 24, 2004), are unsecured and will begin to accrue interest from the third anniversary of the Effective Date that will be payable on each December 31, March 31, June 30 and September 30 thereafter to Three Month LIBOR in effect on each such date.

                                   BLANK SPACE

                          TRANSTEL S.A AND SUBIDIARIES

               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

 (Thousands of Pesos of March 30, 2004, unless otherwise specified) (Unaudited)

NOTE 5--DIFFERENCES BETWEEN COLOMBIAN GAAP AND U.S. GAAP

        The Company's financial statements are prepared in accordance with Colombian GAAP. Because these principles differ in certain significant respects from U.S. GAAP, this note presents reconciliation to U.S. GAAP of net income
(loss) for the three months ended March 31, 2003 and 2004 and shareholders' equity (deficit) at December 31, 2003.

        (a) Reconciliation of net Income (Loss):

        The following summarizes the principal differences between accounting practices under Colombian and U.S. GAAP and their effects on net income (loss) for the three months ended March 31, 2003 and 2004:

                                                                     THREE MONTHS ENDED MARCH 31,
                                                                 ------------------------------------
                                                                      2003                2004
                                                                 ----------------    ----------------
Consolidated net (loss) income under Colombian GAAP ..........   Ps    (7,577,520)   Ps    16,598,811
(i)    Depreciation ..........................................        (12,343,674)         (5,573,086)
(ii)   Amortizatiton of Capitalized interest .................           (280,443)           (263,723)
(iii)  Deferred costs ........................................            955,627           2,465,313
(iv)   Deferred foreign exchange loss ........................        (10,291,138)         22,670,540
(v)    Capital leases ........................................          1,103,603             (57,574)
(vi)   Revenue recognition ...................................            807,198           1,098,536
(vii)  Reversal of  deferred monetary correction .............           (445,431)           (413,137)
(viii) Capitalized foreign exchange assets ...................             97,428             140,010
(ix)   Write off of accounts receivables .....................            871,844                   -
(x)    Distributions to shareholder ..........................             22,061                   -
(xi)   Deferred income taxes .................................          6,793,412          (7,094,377)
(xii)  Effect of the above differences on minority interest ..         (1,195,678)          3,095,573
(xiv)  Reduction in equipment from claim propeties ...........             93,174              87,619
                                                                 ----------------    ----------------
Consolidated net  income loss under US GAAP ..................   Ps   (21,389,537)   Ps    32,754,505
                                                                 ================    ================

                                   BLANK SPACE

                          TRANSTEL S.A AND SUBIDIARIES

               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

 (Thousands of Pesos of March 30, 2004, unless otherwise specified) (Unaudited)

        (b) Reconciliation of shareholders' equity:

        The following summarizes the principal differences between accounting practices under Colombian GAAP and U.S. GAAP and their effects on shareholders' equity at December 31, 2003 and for the three months ended March 31, 2004, respectively:

                                                                 AT DECEMBER 31,      AT MARCH 31,
                                                                      2003                2004
                                                                ----------------    ----------------
Consolidated Shareholder's equity under Colombian GAAP .......  Ps  (101,366,939)   Ps   230,093,447
(i)    Depreciation ..........................................      (144,536,046)       (150,109,132)
(ii)   Capitalized interest ..................................        21,656,131          21,392,408
(iii)  Deferred costs ........................................       (18,622,431)        (16,157,118)
(iv)   Deferred foreign exchange loss ........................       (81,453,504)        (58,782,964)
(v)    Capital leases ........................................         2,538,869           2,481,295
(vi)   Revenue recognition ...................................       (16,949,723)        (15,851,187)
(vii)  Deferred monetary correction ..........................        10,934,276          10,521,139
(viii) Capitalized foreign exchange assets ...................       (35,235,941)        (35,095,931)
(xi)   Deferred income taxes .................................        91,081,499          83,987,122
(xii)  Effect of the above differences on minority interest ..        26,980,964          30,076,537
(xiii) Surplus from reappraisal of assets ....................       (21,279,100)        (20,699,514)
(xiv)  Reduction in equipment from claim proceeds ............        (3,463,085)         (3,375,466)
                                                                ----------------    ----------------
Consolidated shareholder's equity (deficit) under US GAAP ....  Ps  (269,715,030)   Ps    78,480,636
                                                                ================    ================

        (c) Analysis of changes in shareholders' equity:

        The following summarizes the changes in shareholders' equity (deficit) under U.S. GAAP at December 31, 2003 and for the three months ended March 31, 2004, respectively:

                                                                   AT DECEMBER 31,      AT MARCH 31,
                                                                   ---------------    ---------------
                                                                         2003               2004
                                                                   ---------------    ---------------
        Balance at beginning of period                             Ps (307,449,383)   Ps (269,715,030)
        Issuance of common stock ...............................                 -        314,625,777
        Others .................................................            58,054                  -
        (xiii) Effects of constant peso restatement to surplus
                from reappraisal of assets .....................         1,735,857            579,586
        (xv)   Effects of constant peso restatement ............           (94,175)           235,798
        Net (loss) income                                               36,034,617         32,754,505
                                                                   ---------------    ---------------
        Balance at end of period ...............................   Ps (269,715,030)   Ps   78,480,636
                                                                   ===============    ===============

        The Company has no items of other comprehensive income.

                          TRANSTEL S.A AND SUBIDIARIES

               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

 (Thousands of Pesos of March 30, 2004, unless otherwise specified) (Unaudited)

        (d) Summary of significant differences between Colombian and U.S. GAAP:

        (i) Depreciation

        Since January 1, 1996, the Company has used the reverse-sum-of-the-years method of depreciation for Colombian GAAP purposes. The Company used the straight-line method prior to 1996 for Colombian GAAP purposes. The straight-line method of depreciation is used for U.S. GAAP purposes. As a result, additional depreciation expense of Ps 12,344,674 and Ps 5,573,086 is recorded under U.S. GAAP in 1Q 2003, and 1Q 2004, respectively.

        (ii) Capitalized interest

        Under Colombian GAAP, the Company does not capitalize certain interest costs on projects during construction, which is required under U.S. GAAP. Under U.S. GAAP, adjustments to expenses are required for interest capitalized net of additional depreciation on interest amounts capitalized.

        (iii) Amortization of Deferred costs

        Subsidiaries of the Company have deferred certain expenses, which under U.S. GAAP are expensed as incurred.

        (iv) Deferred foreign exchange loss

        Based on Concept # 3074 issued by the Superintendency of Corporations on July 10, 2000, the Company adopted the policy of accruing as "deferred charges" the exchange difference originated in the financing of the plant's infrastructure and telephone networks. The deferred value will be amortized during the remaining term of the debt. This new policy assumed by the Company reflects a lower accumulated expense of Ps 81,453,504, and Ps 58,782,964 at December 31, 2003 and March 31, 2004, respectively. These amounts must be expensed under U.S. GAAP.

                                   BLANK SPACE

                          TRANSTEL S.A AND SUBIDIARIES

               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

 (Thousands of Pesos of March 30, 2004, unless otherwise specified) (Unaudited)

        (v) Capital leases

        The following income statement effects are recorded under U.S. GAAP for the capital leases:

                                                                      THREE MONTHS ENDED MARCH 31,
                                                                   ----------------------------------
                                                                        2003               2004
                                                                   ---------------    ---------------
Increase in interest expense ...................................   Ps       63,318    Ps            -
Increase in depreciation expense ...............................            93,846             96,353
Amortization of gain from sale of properties, plant and
 equipment on leaseback ........................................           (21,283)                 -
Increase in inflation adjustment of income on capital
 lease obligations .............................................               211            (38,779)
                                                                   ---------------    ---------------
Total ..........................................................           136,092             57,574
Decrease  in rent expenses recorded under Colombian GAAP .......        (1,239,695)                 -
                                                                   ---------------    ---------------
Net increase (decrease) in expenses ............................   Ps   (1,103,603)   Ps       57,574
                                                                   ===============    ===============

        (vi) Revenue recognition

        Under Colombian GAAP, revenues for connection fees for telephone lines are recognized upon payment in cash or the execution of a promissory note (with a 10% down payment) by the customer and the Company's assignment of a telephone number, which is transferable to others by the customer. Under U.S. GAAP, revenues from these connection fees are recorded at the date of actual installation with a dial tone until December 31, 1998.

        Effective with the first quarter of 1999, the Company changed prospectively its Colombian GAAP method of accounting for connection fee income from an "installation date basis," which historically has been consistent with industry practice, to a "deferred basis." Under this new policy, connection fee income less direct installation costs and direct selling costs are deferred and amortized into income over five years using the straight-line method. This change was made to reflect income in excess of direct costs over an estimated service period.

        (vii) Deferred monetary correction

        The deferred monetary correction asset and liability are reversed for U.S. GAAP purposes.

                                   BLANK SPACE

                          TRANSTEL S.A AND SUBIDIARIES

               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

 (Thousands of Pesos of March 30, 2004, unless otherwise specified) (Unaudited)

        (viii) Capitalized foreign exchange assets

        Under Colombian GAAP, foreign currency exchange gains and losses related to liabilities incurred for the purchase of equipment are capitalized as part of the cost of such assets until they are put into use or are available for sale. In accordance with U.S. GAAP, foreign exchange losses are not subject to capitalization. Consequently, such capitalized amounts and the related amortization under Colombian GAAP have been reversed and treated as an expense for U.S. GAAP purposes in the period incurred. The Company depreciates the capitalized foreign exchanged assets over useful lives for U.S. GAAP.

        (ix) Write off of accounts receivable

        For 2002 Ps 871,844 was recorded in accordance with U.S. GAAP for the write off of bad debts. For Colombian GAAP purposes this amount was recorded in the first three months of 2003.

        (x) Distribution to shareholder

        Transtel purchased land and a building from a major shareholder at an appraised value in August 1996. For U.S. GAAP, the difference between the amount paid and the shareholder's historical cost is treated as a distribution to the shareholder.

        (xi) Deferred income taxes

        Under Colombian GAAP, deferred income taxes are generally recognized for timing differences in a manner similar to the superceded United States Accounting Principles Board Opinion No. 11.

        Under U.S. GAAP, SFAS No. 109, "Accounting for Income Taxes," requires that deferred tax assets or liabilities be recorded for the tax effects of temporary differences between the financial and tax bases of assets and liabilities. A valuation allowance is provided for deferred tax assets when it is considered more likely than not that some portion or all of the deferred tax asset will not be realized.

        (xii) Effect of the above difference on minority interest

        The minority interests' share of the differences between Colombian GAAP and U.S. GAAP are presented separately.

                                   BLANK SPACE

                          TRANSTEL S.A AND SUBIDIARIES

               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

 (Thousands of Pesos of March 30, 2004, unless otherwise specified) (Unaudited)

        (xiii) Surplus from reappraisal of assets

        In accordance with Colombian GAAP, reappraisals of properties, plant and equipment and long-term investments are made periodically and recorded in offsetting accounts which are shown under the asset caption "Reappraisal of assets" and the shareholders' equity caption "Surplus from reappraisals of assets." Under U.S. GAAP, reappraisals of assets are not permitted.

        For U.S. GAAP, the Company, using its best estimates based on reasonable and supportable assumptions and projections, reviews for impairment of long-lived assets in accordance with SAFS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," and goodwill and certain intangible assets in accordance with SAFS No. 142, "Goodwill and Other Intangible Assets." The Company's properties, plant and equipment and intangible assets with finite and determinable useful lives are reviewed for impairment whenever events or charges in circumstances indicate that the carrying amount of an asset may not be recoverable.

        Assets are determined impaired when the estimated future undiscounted cash flows expected to result from the use of the asset are less than the carrying value of the asset. The Company measures an impairment loss as the difference between the carrying value of the asset and its fair value.

        (xiv) Reduction in equipment from claim proceeds

        Under Colombian GAAP, penalties received from a contractor due to delayed performance were recorded as other income. Under U.S. GAAP, such penalties were applied against the cost of the project. The project remained in progress at December 31, 2000. During 2001, upon completion of the project, the project was transferred for accounting purposes to fixed assets and is being depreciated on the straight-line basis over the estimated useful life of 10 years.

        (xv) Effects of constant peso restatement

        To give effect to the year lag inflation rate from monthly monetary correction and annual restatement.

                                   BLANK SPACE

                          TRANSTEL S.A AND SUBIDIARIES

               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

 (Thousands of Pesos of March 30, 2004, unless otherwise specified) (Unaudited)

        (xvi) Earnings (loss) per share

        Under Colombian GAAP, earnings per share are computed by dividing net income (loss) applicable to common shares by the weighted average number of common shares outstanding for each period presented.

        Under U.S. GAAP, earnings per share are calculated on the basis of the weighted average number of common shares outstanding, adjusted for stock dividends issued by the Company, which are considered outstanding since the beginning of the earliest period presented. For U.S. GAAP, the weighted average numbers of shares outstanding were 34,611,747,976 and 158,340,986,018 for the three months ended March 31, 2003 and 2004, respectively.

                                   BLANK SPACE

                                   SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                Transtel S.A.
                                                ------------------------------
                                                (Registrant)

Date: June 1, 2004

                                                By: /s/ Guillermo O. Lopez
                                                    --------------------------
                                                    Name: Guillermo O. Lopez
                                                    Title: President